MAIL STOP 3561

									February 13, 2006

Mr. John Power
President
Golden West Brewing Company, Inc.
945 West 2nd Street
Chico, CA  95928

Re:	Golden West Brewing Company, Inc.
Registration Statement on Form SB-2
File No. 333-121351
      Amendment No. 6 Filed February 10, 2006

Dear Mr. Power,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page 57 that Mr. Vogt is an affiliate of Golden West. Your fax of February 9, 2006 indicated that Mr. Vogt was unaffiliated. Please disclose the basis of the affiliation as currently indicated in your registration statement or, if Mr. Vogt is unaffiliated, as indicated in your fax and in the subsequent events note to the financial statements, please revise your registration statement accordingly.

2. Please update the executive compensation table to include 2005.

3. We note the issuance to Mr. Vogt occurred after the filing of Golden West`s Form SB-2 on December 16, 2004. The filing of the company`s registration statement on December 16, 2004 constitutes a general solicitation of the common stock. See the Division of Corporation Finance letter to the Board of Governors of the Federal
Reserve System dated March 23, 1984. Section 4(2) does not provide for any form of general solicitation or advertising. Advise us of the legal and factual basis for your claimed exemption for the issuance of these securities and why it should not be integrated with this offering. We remind you that with limited exception, an issuer risks integration of a private placement concurrent with a public offering. See Black Box Inc. (June 26, 1990). We may have further comment.

4. We note your supplemental response that this is the conversion of pre-existing debt. Please disclose when the debt was initially provided to the company and the terms of that debt agreement.
File
the agreement as an exhibit.  We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.



						Sincerely,



						John Reynolds
	Assistant Director



cc:	Clifford L. Neuman
      Fax:  (303) 449-1045


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John Power
Golden West Brewing Company, Inc.
February 13, 2006
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